中策集團有限公司
China Strategic Holdings Limited

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Rd.,
Kwun Tong, Kowloon, Hong Kong.
電話 Tel : (852) 2372 0130
傳真 Fax : (852) 2537 6591

FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC

5th March, 2003

Re: China Strategic Holdings Limited – File No. 82-3596

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the Joint Announcement dated 28th February, 2003 in relation to the Placing of Existing Shares of Rosedale Hotel Group Limited.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours sincerely,
For and on behalf of
China Strategic Holdings Limited

03007203

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

03 MAR -6 AM 7:21

Jenny Chan
Secretary

Encl.

JC/DT/CSH03

dlw 3/7

The Standard **Monday, March 3, 2003**

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ROSEDALE HOTEL GROUP LIMITED
(Incorporated in Bermuda with limited liability)

CHINA STRATEGIC HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)

PLACING OF EXISTING SHARES OF ROSEDALE HOTEL GROUP LIMITED BY CHINA STRATEGIC HOLDINGS LIMITED AND WAIVER APPLICATION FROM STRICT COMPLIANCE WITH RULE 8.08 OF THE LISTING RULES

As the number of shares in Rosedale Hotel Group held in public hands is below the minimum prescribed percentage laid down in rule 8.08 of the Listing Rules, Rosedale Hotel Group has applied for a further waiver from strict compliance with rule 8.08 of the Listing Rules for a period until 2nd April, 2003.

Shareholders of Rosedale Hotel Group and investors are advised to exercise caution when dealing in the shares of Rosedale Hotel Group.

Reference is made to the joint announcements dated 26th July, 2002, 7th November, 2002, 3rd December, 2002, 31st December, 2002 and 30th January, 2003 in relation to, among other things, the extensive group reorganisation of China Strategic Holdings Limited. Upon completion of the group reorganisation on 2nd December, 2002, the number of shares in Rosedale Hotel Group Limited held in public hands was 514,202,675 shares, representing approximately 18.5% of the issued share capital of Rosedale Hotel Group, and below the minimum prescribed percentage laid down in rule 8.08 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Rosedale Hotel Group and China Strategic Holdings had undertaken to the Stock Exchange to take appropriate steps to ensure that sufficient public float exists in Rosedale Hotel Group by 2nd January, 2003. China Strategic Holdings expects to reduce its shareholdings in Rosedale Hotel Group from 893,216,620 shares, representing approximately 32.2% of the issued share capital of Rosedale Hotel Group to approximately 713,216,620 shares, representing approximately 25.7% of the issued share capital of Rosedale Hotel Group. The decrease of approximately 180,000,000 shares or 6.5% of the issued share capital of Rosedale Hotel Group will be placed to independent third parties, the effect of which will increase the shares in Rosedale Hotel Group held in public hands to 25%.

Application has been made by Rosedale Hotel Group to the Stock Exchange for a further waiver from strict compliance with rule 8.08 of the Listing Rules for one month from 2nd March, 2003 until 2nd April, 2003. Due to the inactive market atmosphere, the placing of existing shares in Rosedale Hotel Group by China Strategic Holdings has not been completed. China Strategic Holdings has made endeavors to procure placees for shares in Rosedale Hotel Group through various means including liaising with placing agents. Although a placing agent has not been formally engaged, China Strategic Holdings is currently in discussions with interested placing agents. China Strategic Holdings will continue to take active steps to place its interested shares in Rosedale Hotel Group with the objective of meeting the requirements of rule 8.08 of the Listing Rules. Rosedale Hotel Group has applied for a further waiver from strict compliance with rule 8.08 of the Listing Rules for a period until 2nd April, 2003.

The Stock Exchange has stated if less than 25% of the shares in Rosedale Hotel Group are in public hands, it will closely monitor trading in the shares. If the Stock Exchange believes that a false market exists or may exist in the shares in Rosedale Hotel Group or there are insufficient shares in Rosedale Hotel Group in public hands to maintain an orderly market, it will give consideration to exercising its discretion to suspend trading in the shares of Rosedale Hotel Group. Shareholders of Rosedale Hotel Group and investors are advised to exercise caution when dealing in the shares of Rosedale Hotel Group.

By Order of the Board
ROSEDALE HOTEL GROUP LIMITED
Chan Kwok Hung
Chairman

By Order of the Board
CHINA STRATEGIC HOLDINGS LIMITED
Chan Ling, Eva
Executive director

Hong Kong, 28th February, 2003